UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 28 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 01, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites Patricia A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
665,074

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
453,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
665,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.13%

14	TYPE OF REPORTING PERSON
IN

The percent of class calculation is based on 10,842,409 outstanding shares of Common Stock, par value $2.50 per share of Summit Financial Group, Inc.

Item 1.	Security and Issuer

Item 1 is amended to read as follows:
This Amendment No. 28 to Schedule 13D is being filed by Patricia A. Crites to amend the Schedule 13D filed on January 10, 2012, as previously amended by Amendments Nos. 1-27 to Schedule 13D, inclusive as further described in prior filings with the Securities Exchange Commission (together, the “Schedule 13D”), relating to the common stock, par value $2.50 per Share of Summit Financial Group, Inc., (“Summit”) a West Virginia corporation to report changes in the amount of Common Stock beneficially owned by Mrs. Crites that occurred on June 1, 2015.

On June 1, 2015, Summit Financial Group, Inc. completed a rights offering (the “2015 Rights Offering”) of Company common stock. As a result of the exercise of rights received in the 2015 Rights Offering as described more fully in Item 3 and 4 below, Mrs. Crites now beneficially owns 665,074 shares or 6.13% of Summit Common Stock.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per Share (the “Shares” or the “Common Stock”), of Summit Financial Group, Inc., a West Virginia corporation (“Summit”), whose principal offices are at 300 North Main Street, Moorefield, West Virginia 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented, with effect from the date giving rise to this Amendment, to read as follows:

In the 2015 Rights Offering, Mrs. Crites and her spouse purchased 5,150 shares of Common Stock with personal funds for an aggregate purchase price was $50,512. Mrs. Crites acquired 7,160 shares with personal funds in the 2015 Rights Offering for an aggregate purchase price of $69,810. The Patricia A. Crites 2012 Grantor Retained Annuity Trust acquired 5,696 shares of Common Stock on June 1, 2015 in the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $55, 976.

The seven subtrusts created for the benefit of the Crites grandchildren, for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, acquired a total of 12,386 in the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $120,763.50. The two subtrusts for which Mrs. Crites and her spouse do not act as trustees described more fully in Item 6 below, acquired a total of 11,518 shares of Common Stock the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $112,300.50. The notes executed by the nine subtrusts and The Patricia A. Crites 2012 Grantor Retained Annuity Trust are attached as Exhibit 1.

On June 24, 2015, Patricia Crites transferred by gift 5,400 shares of Summit Common Stock to Mr. Crites to be held by them as joint tenants.

Item 4.	Purpose of Transaction

Item 4 is amended, with effect from the date giving rise to this Amendment to read as follows:
On June 1, 2015, Mrs. Crites and her spouse purchased 5,150 shares of Summit Common Stock through the 2015 Rights Offering.

The seven subtrusts created for the benefit of the Crites grandchildren, for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, acquired 12,386 through the 2015 Rights Offering.

Mrs. Crites spouse acquired 1,572 shares in the 2015 Rights Offering.

The Patricia A. Crites 2010 Grantor Retained Annuity Trust acquired 5,696 shares of Common Stock on June 1, 2015 through the 2015 Rights Offering.

The two subtrusts for which they do not act as trustees also acquired 11,518 shares of Common Stock on June 1, 2015 through the 2015 Rights Offering.

On June 24, 2015, Patricia Crites transferred by gift 5,400 shares of Summit Common Stock to Mr. Crites to be held by them as joint tenants.

The Common Stock purchases described above were made solely for investment purposes.

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)	Item 5(a) is amended to read as follows: Mrs. Crites beneficially owns an aggregate of 665,074 or 6.13% of Summit Common Stock.

(b)
Item 5(b) is amended with effect from the date giving rise to this Amendment, to read as follows:
Mrs. Crites has sole voting and dispositive power over none of the Shares. She shares voting and dispositive power over 461,066 Shares with her husband, John Crites, which includes 227,721 Shares of Common Stock held in seven subtrusts created for the benefit of the Crites grandchildren, for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, 126,080 Shares owned individually by Mrs. Crites, and 83,393 Shares individually owned by Mr. Crites.

Mrs. Crites disclaims and does not report beneficial ownership over 104,593 Shares of Common Stock owned by The Patricia A. Crites 2012 Grantor Retained Annuity Trust for which Mr. Crites is trustee and exercises sole voting and dispositive power

Mrs. Crites also shares with her spouse voting but not dispositive power over 204,008 of the Shares under two trusts, for the benefit of their grandchildren as described in Item 6 below.

John Crites is a citizen of the United States and is a principal Shareholder and Chairman of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P. O. Box 867, Airport Road, Petersburg, West Virginia 26847.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)	Item 5(c) is amended to read as follows: No Change

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is amended to read as follows:
Mrs. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from the sale of 238,345 of the Shares jointly and beneficially owned by them.

In her capacity as co-trustee of seven subtrusts described in Item 6, below, Mrs. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 222,721 of the Shares.

The trustee of two of the subtrusts described in Item 6, below, has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 204,008 Shares.

As trustee of the Patricia A. Crites 2012 Grantor Annuity Trust, Mr. Crites has the right to receive the dividends from or the proceeds of the sale of an aggregate of 104,593 Shares of Summit Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to read as follows:
The information set forth in Items 2, 3 and 4 are incorporated herein by reference.

On December 16, 2009, Mrs. and Mr. Crites transferred 191,240 shares of Common Stock to eight subtrusts created to support the future health, maintenance, and education of their grandchildren. On August 16, 2010, Mrs. and Mr. Crites transferred 36,000 shares to six subtrusts created to support the future health, maintenance and education of their grandchildren. On October 31, 2011, Mrs. and Mr. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. On June 30, 2014, Mrs. Crites and her spouse transferred 1,503 shares of Summit Financial Group, Inc. 8% Non-Cumulative Preferred Shares Series 2011 to nine subtrusts created to support the future health, maintenance and education of their grandchildren. Mrs. Crites and her spouse are co-trustees for seven of the nine subtrusts and have the power to vote the shares of Summit Common stock owned by the nine subtrusts, including the two subtrusts for which they do not act as co-trustees.

On October 13, 2010, Mrs. Crites and her spouse transferred 282,276 shares to The Patricia A. Crites 2010 Grantor Retained Annuity Trust for which Mr. Crites is the trustee. On January 24, 2012, the Patricia A. Crites 2010 Grantor Retained Annuity Trust distributed 99,951 shares of Summit Common Stock to Patricia A. Crites. On January 31, 2012, Mrs. Crites transferred these shares to the Patricia A. Crites 2012 Grantor Retained Annuity Trust, for which John W. Crites acts as trustee. On January 31, 2012, John W. Crites also transferred 12,000 shares of Summit Common stock jointly owned by them to the Patricia A. Crites 2012 Grantor Retained Annuity Trust. On June 18, 2013, the Patricia A. Crites 2010 Grantor Retained Annuity Trust transferred 63,732 shares to Patricia Crites and the Patricia A. Crites 2012 Grantor Retained Annuity Trust, for which John W. Crites transferred 13,054 shares to Patricia Crites. On February 5, 2014, the Patricia A. Crites 2010 Grantor Retained Annuity Trust transferred 47,534 shares to Patricia Crites.

On January 9, 2015, Summit Financial Group, Inc. redeemed the subordinated debt issued in 2009 in the amount of $5,000,000 to Allegheny Wood Products, Inc., an affiliate of Mrs. Crites and her spouse.

On March 12, 2015, Summit converted the Series 2011 Preferred Stock into Common Stock as permitted by the Certificate of Designation. On June 1, 2015, Mrs. Crites and her spouse exercised rights to purchase Common Stock in the 2015 Rights Offering. Mrs. Crites and her spouse also loaned the nine subtrusts, and the Patricia A. Crites 2012 Grantor Retained Annuity Trust funds to exercise the rights each received in the 2015 Rights Offering. Copies of the notes executed by the nine subtrusts and the Patricia A. Crites 2012 Grantor Retained Annuity Trust are attached hereto as Exhibit 1.

In the 2015 Rights Offering, Mrs. Crites and her spouse purchased 5,150 shares of Common Stock with personal funds for an aggregate purchase price was $50,512. Mrs. Crites acquired 7,160 shares with personal funds in the 2015 Rights Offering for an aggregate purchase price of $69,810. The Patricia A. Crites 2012 Grantor Retained Annuity Trust acquired 5,696 shares of Common Stock on June 1, 2015 in the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $55, 976.

The seven subtrusts created for the benefit of the Crites grandchildren, for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, acquired a total of 12,386 in the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $120,763.50. The two subtrusts for which Mrs. Crites and her spouse do not act as trustees described more fully in Item 6 below, acquired a total of 11,518 shares of Common Stock the 2015 Rights Offering with funds obtained from a loan by Mrs. Crites and her spouse for an aggregate purchase price of $112,300.50. The notes executed by the nine subtrusts are attached as Exhibit 1.

On June 24, 2015, Patricia Crites transferred by gift 5400 shares of Summit Common Stock to Mr. Crites to be held by them as joint tenants.

Item 7.	Material to Be Filed as Exhibits

Item 7. Exhibit No. 1 – Notes dated May 20, 2015 executed by the nine Subtrusts and the Patricia A. Crites 2012 Grantor Retained Annuity Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group, Inc.

June 29, 2015	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)